Exhibit 99.2

STEALTHGAS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this report and our management’s discussion and analysis included in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for the period from October 12, 2004 (inception) through December 31, 2004 and the years ended December 31, 2005 and December 31, 2006 and the notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission, or SEC, on June 5, 2007.

Results of Operations

Three months ended September 30, 2007 compared to three months ended September 30, 2006.

The average number of vessels in our fleet was 35.1 for the three months ended September 30, 2007 compared to 28.0 for the three months ended September 30, 2006.

VOYAGE REVENUES – Voyage revenues for the three months ended September 30, 2007 were $23.2 million compared to $18.7 million for the three months ended September 30, 2006, an increase of $4.5 million or 24.1%. The average daily TCE (Time Charter Equivalent) rate for the three months ended September 30, 2007 was $6,747, an increase of $72, or 1.1%, compared to an average daily TCE rate of $6,675 for the three months ended September 30, 2006. Total voyage days for our fleet were 3,213 for the three months ended September 30, 2007 compared to 2,514 for the three months ended September 30, 2006. Of the total voyage days for the three months ended September 30, 2007, 1,940, or 60.4%, were time charter days, 1,012, or 31.5%, were bareboat charter days and 261, or 8.1%, were spot voyage days. This compares to 1,498, or 59.4%, time charter days, 644, or 25.6%, bareboat charter days and 372, or 14.8%, spot charter days for the three months ended September 30, 2006.

Our fleet utilization was 99.4% for the three months ended September 30, 2007 compared to 97.6% for the three months ended September 30, 2006.

The growth in revenue reflects principally the increase in the average numbers of vessels in our fleet from 28.0 vessels in the three months ended September 30, 2006 to 35.1 vessels in the three months ended September 30, 2007. During the three months ended September 30, 2007, the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, the Gas Prophet now renamed the M.T. Ming Long, the Sir Ivor, the Lyne, the Batangas, the Gas Eternity, the Sea Bird II and the Chiltern were employed on bareboat charters. Bareboat charters are generally for lower monthly rates; however, under bareboat charters, we are not responsible for voyage or operating expenses or dry docking or special survey expenses. The prevailing charter rates in the handy size LPG sector for the three months ended September 30, 2007 were higher than the three months ended September 30, 2006.

VOYAGE EXPENSES – Voyage expenses were $1.6 million for the three months ended September 30, 2007 and were $1.9 million for the three months ended September 30, 2006, a decrease of $0.3 million, or 15.8%. Voyage expenses consisted of bunker charges in the amount of $0.5 million, port expenses of $0.5 million, commissions charged by third parties of $0.3 million, commissions charged by related parties of $0.3 million, as well as an insignificant amount of other voyage expenses. Compared to the three months ended September 30, 2006 where the same charges were $1.0 million, $0.3 million, $0.3 million, $0.2 million and $ 0.030 million, respectively. The decrease in voyage expenses is mainly attributable to the reduced number of days that vessels in the three months ended September 30, 2007 traded on the spot market compared to the three months ended September 30, 2006. Under spot market voyage charters, we are responsible for all the above types of voyage expenses, whereas under time charters we are not responsible for bunker, port and canal expenses.

VESSEL OPERATING EXPENSES – Vessel operating expenses were $6.6 million for the three months ended September 30, 2007 and were $5.0 million for the three months ended September 30, 2006, an increase of $1.6 million, or 32.0%, due primarily to the increase in the average number of vessels in our fleet compared to the three months ended September 30, 2006. For the three months ended September 30, 2007, crew wages totaled $3.6 million compared to $2.7 million in the three months ended September 30, 2006. Other significant increases in this category were repairs and maintenance, which increased from $0.6 million for the three months ended September 30, 2006 to $1.0 million for the three months ended September 30, 2007, and spares and consumables that increased from $0.8 million in the three months ended September 30, 2006 to $1.2 million in the three months ended September 30, 2007.

DRY DOCKING COSTS – Dry docking costs in the three months ended September 30, 2007 were $0.1 million compared to $1.3 million in the three months ended September 30, 2006. These expenses were incurred in preparation for dry dockings due to occur in the three months ended December 31, 2007.

MANAGEMENT FEES – Management fees were $1.1 million for the three months ended September 30, 2007 and were $0.8 million for the three months ended September 30, 2006, an increase of $0.3 million, or 37.5%, reflecting the increase in the average number of vessels in our fleet and the increase, effective January 1, 2007, of the management fee for vessels under time and spot charter from an average of $382 per day per vessel to fixed $440 per day per vessel. For vessels under bareboat charter management fees are now fixed at $125 per day per vessel, whereas they averaged $123 for the three months ended September 30, 2006 due to exchange rate fluctuations between the Euro and the U.S. dollar.

GENERAL AND ADMINISTRATIVE EXPENSES – General and administrative expenses were $1.9 million for the three months ended September 30, 2007 and were $0.4 million for the three months ended September 30, 2006, an increase of $1.5 million, due primarily to a non-cash charge for share based compensation of $1.0 million during the three months ended September 30, 2007.

DEPRECIATION – Depreciation expenses for the 35.1 average number of vessels in our fleet for the three months ended September 30, 2007 were $4.5 million compared to $3.5 million for the 28.0 average number of vessels in our fleet for the three months ended September 30, 2006, an increase of $1.0 million or 28.6%.

INTEREST AND FINANCE COSTS, NET – Net interest and finance costs were $2.5 million for the three months ended September 30, 2007 and were $2.4 million for the three months ended September 30, 2006, an increase of $0.1 million, or 4.2%, resulting primarily from increased indebtedness incurred to fund vessel acquisitions.

CHANGE IN FAIR VALUE OF DERIVATIVES – For the three months ended September 30, 2007, we incurred a non-cash loss on derivatives of $1.8 million based on the estimated value of three interest rate swaps, two with DnB NOR Bank ASA and one with Fortis Bank, compared to a non-cash loss on derivatives of $1.5 million for the three months ended September 30, 2006.

INTEREST INCOME – Net interest income was $0.8 million for the three months ended September 30, 2007 compared to $0.2 million for the three months ended September 30, 2006, an increase of $0.6 million, reflecting the higher cash balances, on which we earned interest, in the three months ended September 30, 2007 compared to the three months ended September 30, 2006 as a result, primarily, of our follow-on public offering completed early in the third quarter of 2007.

FOREIGN EXCHANGE LOSS – For the three months ended September 30, 2007 we incurred a foreign exchange loss of $0.020 million compared to a loss of $0.018 for the three months ended September 30, 2006.

NET INCOME – As a result of the above factors, net income was $4.0 million for the three months ended September 30, 2007 representing an increase of $1.9 million, or 90.5%, from net income of $2.1 million for the three months ended September 30, 2006.

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006.

The average number of vessels in our fleet was 31.3 for the nine months ended September 30, 2007 compared to 25.2 for the nine months ended September 30, 2006.

VOYAGE REVENUES – Voyage revenues for the nine months ended September 30, 2007 were $63.9 million compared to $52.8 million for the nine months ended September 30, 2006, an increase of $11.1 million, or 21.0%. The average daily TCE rate for the nine months ended September 30, 2007 was $7,095, a decrease of $22, or 0.3%, compared to an average daily TCE rate of $7,117 for the nine months ended September 30, 2006. Total voyage days for our fleet were 8,467 for the nine months ended September 30, 2007 compared to 6,782 for the nine months ended September 30, 2006. Of the total voyage days for the nine months ended September 30, 2007, 5,359, or 63.2%, were time charter days, 2,573, or 30.3%, were bareboat charter days and 535, or 6.3%, were spot voyage days. This compares to 4,449, or 65.6%, time charter days, 1,479, or 21.8%, bare boat charter days and 854, or 12.6%, spot charter days for the nine months ended September 30, 2006. Our fleet utilization was 99.2% for the nine months ended September 30, 2007 compared to 98.7% for the nine months ended September 30, 2006.

The growth in revenue reflects principally the increase in the average number of vessels in our fleet from 25.2 vessels in the nine months ended September 30, 2006 to 31.3 vessels in the nine months ended September 30, 2007. During the nine months ended September 30, 2007, the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, the Gas Prophet now renamed the M.T. Ming Long, the Sir Ivor, the Lyne, the Batangas, the Gas Eternity, the Sea Bird II and the Chiltern were employed on bareboat charters, for at least a portion of the period. Bareboat charters are generally for lower monthly rates; however, under bareboat charters, we are not responsible for voyage or operating expenses. The prevailing charter rates in the handy size LPG sector for the nine months ended September 30, 2007 were marginally higher than the nine months ended September 30, 2006.

VOYAGE EXPENSES – Voyage expenses were $3.8 million for the nine months ended September 30, 2007 and were $4.6 million for the nine months ended September 30, 2006, a decrease of $0.8 million, or 17.4%. Voyage expenses consisted of bunker charges in the amount of $0.9 million, port expenses of $1.0 million, commissions charged by third parties of $1.0 million, commissions charged by related parties of $0.8 million and other voyage expenses of $0.1 million compared to the nine months ended September 30, 2006 where the same charges were $2.0 million, $0.9 million, $1.0 million, $0.6 million and $0.040 million, respectively. The decrease in voyage expenses is mainly attributable to the reduced number of days that vessels in the nine months ended September 30, 2007 traded on the spot market compared to the nine months ended September 30, 2006. Under spot market voyage charters, we are responsible for all the above types of voyage expenses, whereas under time charters we are not responsible for bunker, port and canal expenses.

VESSEL OPERATING EXPENSES – Vessel operating expenses were $17.5 million for the nine months ended September 30, 2007 and were $14.0 million for the nine months ended September 30, 2006, an increase of $3.5 million, or 25.0%, due primarily to the increase in the average number of vessels in our fleet compared to the nine months ended September 30, 2006. For the nine months ended September 30, 2007 crew wages totaled $9.5 million compared to $7.8 million for the nine months ended September 30, 2006. Other significant increases in this category were repairs and maintenance, which increased from $1.4 million to $2.4 million, and spares and consumable stores, which increased from $2.5 million to $3.0 million, for the nine months ended September 30, 2007.

DRY DOCKING COSTS – Dry docking costs in the nine months ended September 30, 2007 were $0.1 million compared to $1.7 million in the nine months ended September 30, 2006.

MANAGEMENT FEES – Management fees were $2.9 million for the nine months ended September 30, 2007 and were $2.2 million for the nine months ended September 30, 2006, an increase of $0.7 million, or 31.8%, reflecting the increase in the average number of vessels in our fleet and the increase effective January 1, 2007 of the management fee for vessels under time and spot charter from an average of $395 per day per vessel to $440 per day per vessel. Management fees for vessels under bareboat charter were at a fixed rate of $125 per day per vessel for the nine months ended September 30, 2007, compared to an average of $127 per day per vessel for the nine months ended September 30, 2006.

GENERAL AND ADMINISTRATIVE EXPENSES – General and administrative expenses were $3.6 million for the nine months ended September 30, 2007 and were $2.0 million for the nine months ended September 30, 2006, an increase of $1.6 million, or 80%, due primarily to a $1.0 million non-cash charge relating to stock-based compensation.

DEPRECIATION – Depreciation expenses for the 31.3 average number of vessels in our fleet for the nine months ended September 30, 2007 were $11.9 million compared to $9.5 million for the 25.3 average number of vessels in our fleet for the nine months ended September 30, 2006, an increase of $2.4 million or 25.3%.

INTEREST AND FINANCE COSTS, NET – Net interest and finance costs were $7.4 million for the nine months ended September 30, 2007 and were $5.5 million for the nine months ended September 30, 2006, an increase of $1.9 million, or 34.5%, resulting primarily from increased indebtedness incurred to fund vessel acquisitions and higher prevailing U.S. Dollar interest rates.

CHANGE IN FAIR VALUE OF DERIVATIVES – For the nine months ended September 30, 2007, we incurred a non-cash loss on derivatives of $1.5 million based on the estimated value of two interest rate swaps with DnB NOR Bank ASA and one with Fortis Bank, compared to a non-cash loss of $0.2 million for the nine months ended September 30, 2006.

INTEREST INCOME – Net interest income was $1.2 million for the nine months ended September 30, 2007, compared to $0.5 million for the nine months ended September 30, 2006 due to our increased cash position, on which we earned interest, as a result, primarily, of our follow-on public offering completed early in the third quarter of 2007.

FOREIGN EXCHANGE LOSS – For the nine months ended September 30, 2007, we incurred a foreign exchange loss of $0.062 million compared to a loss of $0.058 for the nine months ended September 30, 2006.

NET INCOME – As a result of the above factors, net income was $16.4 million for the nine months ended September 30, 2007, representing an increase of $2.7 million, or 19.7%, from net income of $13.7 million for the nine months ended September 30, 2006.

Liquidity and Capital Resources

Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, proceeds from our follow-on public offering concluded early in the third quarter of 2007, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our LPG vessels, to comply with international standards, laws and regulations and to fund working capital requirements.

We funded the purchase price for the Gas Sophie and the Gas Haralambos, and we expect to fund the purchase price for one liquefied petroleum gas vessel, the Gas Premiership, scheduled for delivery in February 2008, the product tanker scheduled for delivery in February 2008 and the product tanker scheduled for delivery in April 2008, with cash generated by our operations and from part of the proceeds from our follow-on public offering, as well as indebtedness as described below.

Overall we will continue to rely upon operating cash flows and bank borrowings, as well as future financings, to fund any additional vessel acquisitions we make in the future. In addition to the $6.75 million outstanding under its revised term facility with the Bank of Nova Scotia (the “Scotiabank Facility”) as of September 30, 2007, which was incurred in connection with the acquisition the Gas Icon , we intend to drawdown a further $40.25 million available under the Scotiabank Facility, which was amended to allow us to fund a portion of the purchase price for the Navig8 Fidelity, a product carrier we have contracted to acquire with expected delivery in early January 2008. Following the delivery of our three contracted vessels, 10 of our vessels, the Gas Prodigy, the Gas Chios, the Gas Crystal, the Catterick, the Gas Spirit, the Gas Fortune, the Gas Haralambos, the Seabird II, the Gas Premiership and the Gas Zael, will be unencumbered. As a result, we may incur additional indebtedness secured by certain or all of these 10 vessels. We expect to use these resources, together with cash from operations, to fund a portion of the purchase price for our contracted vessels, as well as for additional vessel acquisitions during the remainder of 2008. In addition, we may in the future finance additional growth through subsequent equity offerings.

We believe that, unless there is a major and sustained downturn in market conditions, our internally generated cash flows and the borrowings under our new or existing credit facilities will be sufficient to fund the operations of our fleet, including working capital requirements.

Since the formation of the Company in October 2004 and our subsequent initial public offering in October 2005 we have continued to implement our strategy of growth by acquisition of LPG carriers, to become a market leader within the handysize (3,000 to 8,000 cbm) LPG carrier sector, using the resources outlined above.

For a full description of our credit facilities please refer to the discussion under the heading “—Loan Agreements” below.

Our dividend policy will also impact our future liquidity position. For a description of our dividend policy, see “Item 8. Financial Information — Dividend Policy” of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 5, 2007.

Loan Agreements

We currently have loan agreements with Fortis Bank, DnB NOR Bank ASA and Scotiabank. For a full description of our credit facility with Scotiabank, see Exhibit 99.2, “Managements’ Discussion and Analysis of Financial Condition and Results of Operations(Loan Agreements”, and for a full description of our credit facilities with Fortis Bank and DnB NOR Bank ASA see “Item 5. Operating and Financial Review and Prospects — Loan Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 5, 2007. In June 2007, our loan agreements with Fortis Bank and DnB NOR Bank ASA were amended to lower the minimum percentage of our outstanding capital stock that is required to be beneficially owned by members of the Vafias family from 30% to 15%.

In addition to our loan agreements with Fortis Bank, DnB NOR Bank ASA and Scotiabank, in the third quarter of 2007 we repaid and cancelled our 60-day unsecured bridge facility with our affiliate Brave Maritime Corp.

Cash Flows

NET CASH PROVIDED BY OPERATING ACTIVITIES – was $28.3 million for the nine months ended September 30, 2007 compared to $27.2 million for the nine months ended September 30, 2006, an increase of $1.1 million, or 4.0%. This represents the net amount of cash, after expenses, generated by the chartering activities of our vessels. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.

NET CASH USED IN INVESTING ACTIVITIES – was $106.1 million for the nine months ended September 30, 2007 compared to $81.1 million for the nine months ended September 30, 2006, an increase of $25.0 million, or 30.8%. The primary reason for the increase was the acquisition of the Gas

Flawless, the Gas Renovatio, the Chiltern , the Gas Icon , the Gas Kalogeros , the Gas Evoluzione and the Gas Sikousis during the nine months ended September 30, 2007. For the nine months ended September 30, 2006, the following vessels were acquired, the Gas Nemesis, the Lyne, the Sir Ivor, the Gas Czar, the Gas Fortune, the Gas Eternity and the Batangas.

NET CASH PROVIDED BY FINANCING ACTIVITIES – was $134.2 million for the nine months ended September 30, 2007, reflecting primarily the proceeds of our public follow-on offering completed early in the third quarter of 2007, the drawdown of $27.1 million of long term debt less $ 41.5 million repaid, the payment of $ 9.5 million of dividends, the receipt of $2.0 million in customer deposits and the drawdown of $26.5 million under our short term bridging facility provided by Brave Maritime Corporation, which was subsequently repaid by part of the proceeds from our follow-on offering completed in the third quarter of 2007. This compares to $43.7 million provided by net cash from financing activities in the nine months ended September 30, 2006, reflecting primarily the drawdown of $ 100.4 million of long term debt less $ 54.5 million repaid and the payment of $8.0 million in dividends.

Capitalization

The table below sets forth our consolidated capitalization as of September 30, 2007:

•	on an actual basis; and
•

on an as adjusted basis to reflect (i) the grant of 112,000 restricted shares of our common stock to our officers and directors on November 20, 2007 and (ii) the drawdown of $43,125,000 under our Scotiabank Facility to finance the purchase of the Navig8 Fidelity.

As adjusted as described above, there have been no material changes to our capitalization since September 30, 2007.

This table should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement, including our consolidated financial statements included in our future filings with the SEC on Form 20-F and our future reports on Form 6-K furnished to the SEC in which we specifically indicate its incorporation by reference into this prospectus supplement, which future filings will contain updates of the information set forth in the below table.

	As of September 30, 2007
In U.S. dollars	Actual	As Adjusted
Long-term secured debt obligations (including current portion)	$153,031,855	$188,883,529
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 14,400,000 shares issued and outstanding actual and 22,172,105(1) shares issued and outstanding as adjusted	220,601	221,721
Additional paid-in capital	281,307,088	281,305,968
Retained earnings	19,602,240	19,602,240
Accumulated other comprehensive income	248,838	248,838
Total stockholders’ equity	301,378,767	301,378,767
Total capitalization	$454,410,622	$490,262,296
______________
(1)	Includes 112,000 restricted shares awarded on November 20, 2007.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Recent Developments

We took delivery of the Gas Sophie and the Gas Haralambos on October 15, 2007 and October 31, 2007, respectively.

On November 8, 2007, we concluded a memorandum of agreement for the disposal of the Gas Oracle to an unaffiliated third party for $6,000,000 with an expected delivery date in January 2008. We expect to realize a gain from the sale of the above vessel of approximately $1,040,000, which will be included in our consolidated statement of income in the quarter in which the vessel will be delivered to her new owners.

On November 8, 2007, we concluded a memorandum of agreement for the disposal of the Gas Nemesis to an unaffiliated third party for $10,750,000 with an expected delivery date in January 2008. We expect to realize a gain from the sale of the above vessel of approximately $720,000, which will be included in our consolidated statement of income in the quarter in which the vessel will be delivered to her new owners.

On November 8, 2007, we concluded a memorandum of agreement for the disposal of the Gas Renovatio to an unaffiliated third party for $10,525,000 with an expected delivery date in January 2008. We expect to realize a gain from the sale of the above vessel of approximately $290,000, which will be included in our consolidated statement of income in the quarter in which the vessel will be delivered to her new owners.

On November 13, 2007, our Board of Directors declared a cash dividend of $0.1875 per share of common stock payable on November 30, 2007 to holders of record on November 23, 2007. The total amount of $3,969,753 was paid on November 30, 2007.

On November 19, 2007, our Board of Directors announced that Mr. Lambros Babilis had been elected to our Board of Directors and would also serve as Deputy Chairman of the Board.

On November 20, 2007, the Remuneration Committee of our Board of Directors approved the award of 100,000 restricted shares to our Chief Executive Officer Mr. Harry Vafias under our 2005 Equity Compensation Plan, as amended and restated on June 26, 2007. These restricted shares will vest as follows: 50,000 on October 31, 2008, 25,000 on October 31, 2009 and 25,000 on October 31, 2010.

On November 20, 2007, our Board of Directors approved the award of 6,000 restricted shares to the Chairman of our Board of Directors Mr. Michael G. Jolliffe under our 2005 Equity Compensation Plan, as amended and restated on June 26, 2007. These restricted shares will vest as follows: 2,000 on October 31, 2008, 2,000 on October 31, 2009 and 2000 on October 31, 2010.

On November 20, 2007, our Board of Directors approved the award of 4,000 restricted shares to non-executive director and Chairman of the Audit Committee, Mr. Markos Drakos under our 2005 Equity Compensation Plan, as amended and restated on June 26, 2007. These restricted shares will vest as follows: 1,333 on October 31, 2008, 1,333 on October 31, 2009 and 1,334 on October 31, 2010.

On November 20, 2007, our Board of Directors approved the award of 2,000 restricted shares to non-executive director Mr. Thanassis G. Martinos under our 2005 Equity Compensation Plan, as amended and restated on June 26, 2007. These restricted shares will vest as follows: 666 on October 31, 2008, 667 on October 31, 2009 and 668 on October 31, 2010.

On December 6, 2007, we entered into memorandums of agreement to acquire, for an aggregate purchase price of $115 million, two new 47,000 deadweight M.R. type product tankers ex yard, which are scheduled to be delivered in January 2008 and February 2008, respectively.

On January 9, 2008, we drew down $43,125,000 under our Scotiabank Facility to finance the purchase of the Navig8 Fidelity, which was subsequently delivered to us on January 9, 2008.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although StealthGas Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, StealthGas Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in Stealth Gas Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by StealthGas Inc. with the SEC.